INBIT CORP.
Av. Amazonas N41-125 Y Isla Baltra,
Quito, Ecuador
Tel.  702-899-0259
Email: inbitcorp@yandex.com

April 5, 2016

Mr. Kauten
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:      Inbit Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 16, 2016
File No. 333-209497

Dear Ms. Kauten,

Inbit Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated April 1, 2016 (the "Comment Letter"), with reference to the Company's amendment number 1 to the registration statement on Form S-1 filed with the Commission on March 16, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to prior comment 1 and continue to believe you are a shell company as defined in Rule 405. We note that you have nominal operations and no assets other than cash. In this regard, we note that you have only one agreement for which you have received $2,000 in prepaid revenue. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Our response: We note your argument to our prior response and respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations. We do not believe that the registrant is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1. Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding its customers and conclusion of agreements with them.

2. Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates a business of software development. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3. Our sole officer and director has specific background experience in our line of business as stated in the Form S-1. Moreover, our sole officer and director uses his sales management experience to offer the company’s services to potential clients and already has signed two agreements and she is currently negotiating others.

4. On February 29, 2016 we signed the Software Development and Maintenance Agreement with “CasaIndaCara, LLC” and received $2,000 of prepayment.

5. On March 28, 2016 we have signed the second Software Development and Maintenance Agreement with “Banda Achee Group, LLC”. The price of the agreement is $2,500

6. We have already started operations and continue to develop our business and our assets consist not only of cash.

7. We have already started operations and continue to develop our business and our assets consist not only of cash.

8. In furtherance of the registrant’s planned business, we have found an independent contractor and have signed “Commission Sales Agreement” with it.

9. We have already presented our main offer to potential clients and have been testing our business-model. We have signed two agreements as the result of our operations. Our management continues to move forward with the business plan and recognize the business offer as effective.

The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as “shell company”.

Use of Proceeds, page 12

2. Please remove the statement that you anticipate receiving the full $100,000 from this offering as there is no basis for this belief in the context of a best- efforts offering conducted on a no minimum basis.

Our response: We have removed the statement that we anticipate receiving the full $100,000 from the offering.

Report of Independent Registered Public Accounting Firm, page F-1

3. Please revise the second line of the third paragraph to refer to the financial position of Inbit Corp. as of December 31, 2015 and 2014.

Our response: We have filed updated report from our Independent Registered Public Accounting Firm.

Please direct any further comments or questions you may have to the company at inbitcorp@yandex.com

Thank you.

Sincerely,

/s/ Viktor Zeziulia
Viktor Zeziulia, President